UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 17, 2026

GENTHERM INCORPORATED

(Exact name of registrant as specified in its charter)

Michigan	0-21810	95-4318554
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

28875 Cabot Drive Novi, Michigan	48377
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (248) 348-9735

Former name or former address, if changed since last report: N/A

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, no par value	THRM	The Nasdaq Global Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§ 230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§ 240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 5.02	Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers

Form of Amended Award Agreements under the 2023 Equity Incentive Plan

On March 17, 2026, the Compensation and Talent Committee of Gentherm Incorporated (the “Company”) approved new forms of equity award agreements under the Gentherm Incorporated 2023 Equity Incentive Plan (the “2023 Plan”), including revisions providing for accelerated vesting and/or earned awards due to death, disability involuntary termination without cause and a qualifying retirement. The new forms to be used for future equity awards under the 2023 Plan include the Restricted Stock Award Agreement for non-employee directors (the “RSU Award Agreement (Non-Employee Directors)”) and the Restricted Stock Unit (“RSU”) Award Agreement (the “RSU Award Agreement”) and the Performance Stock Unit (“PSU”) Award Agreement (the “PSU Award Agreement”) for employees, which are attached hereto as Exhibits 10.1, 10.2 and 10.3, respectively, and are incorporated herein by reference.

Item 9.01	Financial Statements and Exhibits

(d)  Exhibits

Exhibit 10.1*	Form of RSU Award Agreement (Non-Employee Directors) under the Gentherm Incorporated 2023 Equity Incentive Plan (effective as of 2026 grants)

Exhibit 10.2*	Form of RSU Award Agreement under the Gentherm Incorporated 2023 Equity Incentive Plan (effective as of 2026 grants)

Exhibit 10.3*	Form of PSU Award Agreement under the Gentherm Incorporated 2023 Equity Incentive Plan (effective as of 2026 grants)

Exhibit 104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

*	Filed herewith. Indicates management contract or compensatory plan.

NO OFFER OR SOLICITATION

This Current Report on Form 8-K is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy or exchange any securities or a solicitation of any vote or approval in any jurisdiction, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. It does not constitute a prospectus or prospectus equivalent document. No offering or sale of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

In connection with the Proposed Transaction among Gentherm, Modine and Modine’s Performance Technologies business (“SpinCo”), the parties intend to file relevant materials with the SEC, including, among other filings, a registration statement on Form S-4 to be filed by Gentherm (the “Form S-4”) that will include a preliminary proxy statement/prospectus of Gentherm and a definitive proxy statement/prospectus of Gentherm, the latter of which will be mailed to shareholders of Gentherm, and a registration statement on Form 10 to be filed by SpinCo that will incorporate by reference certain portions of the Form S-4 and will serve as an information statement/prospectus in connection with the spin-off of SpinCo from Modine. INVESTORS AND SECURITY HOLDERS OF GENTHERM AND MODINE ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS, THE INFORMATION STATEMENT/PROSPECTUS AND ANY OTHER DOCUMENTS THAT WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GENTHERM, MODINE, SPINCO, THE PROPOSED TRANSACTION AND RELATED MATTERS. Investors and security holders will be able to obtain free copies of the Form S-4 and the proxy statement/prospectus (when available) and other documents filed with the SEC by Gentherm, Modine or SpinCo through the website maintained by the SEC at www.sec.gov. Copies of the documents filed with the SEC by Gentherm will be available free of charge on Gentherm’s website at ir.Gentherm.com under the tab “Financial Info” and under the heading “SEC Filings.” Copies of the documents filed with the SEC by Modine and SpinCo will be available free of charge on Modine’s website at investors.Modine.com under the tab “Financials” and under the heading “SEC Filings.”

Participants in the Solicitation

Gentherm and Modine and their respective directors and executive officers and other members of management and employees may be considered participants in the solicitation of proxies from Gentherm’s shareholders in connection with the Proposed Transaction under the rules of the SEC. Information about the directors and executive officers of Gentherm is set forth in its proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on March 27, 2025. To the extent holdings of Gentherm’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. Information about the directors and executive officers of Gentherm and other information regarding the potential participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials to be filed with the SEC regarding the Proposed Transaction. Information about the directors and executive officers of Modine is set forth in its Annual Report on Form 10-K for the year ended March 31, 2025, which was filed with the SEC on May 21, 2025, and its proxy statement for its 2025 annual meeting of shareholders, which was filed with the SEC on July 9, 2025. To the extent holdings of Modine’s securities by its directors or executive officers have changed since the amounts set forth in such filings, such changes have been or will be reflected on Initial Statements of Beneficial Ownership on Form 3 or Statements of Beneficial Ownership on Form 4 filed with the SEC. You may obtain these documents (when they become available) free of charge through the website maintained by the SEC at www.sec.gov and from Gentherm’s website and Modine’s website as described above.

Cautionary Statement Regarding Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” as that term is defined in Section 27A of the Securities Act, and Section 21E of the Exchange Act, including statements regarding the Proposed Transaction among Gentherm, Modine and SpinCo. These forward-looking statements generally are identified by the words “believe,” “feel,” “project,” “expect,” “anticipate,” “appear,” “estimate,” “forecast,” “outlook,” “target,” “endeavor,” “seek,” “predict,” “intend,” “suggest,” “strategy,” “plan,” “may,” “could,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” or the negative thereof or variations thereon or similar terminology generally intended to identify forward-looking statements. All statements, other than historical facts, including, but not limited to, statements regarding the expected timing and structure of the Proposed Transaction, the ability of the parties to complete the Proposed Transaction, the expected benefits of the Proposed Transaction, including future financial and operating results, anticipated strategic benefits of the Proposed Transaction, the amount and timing of synergies from the Proposed Transaction, the tax consequences of the Proposed Transaction, the terms and scope of the expected financing in connection with the Proposed Transaction, the aggregate amount of indebtedness of the combined company following the closing of the Proposed Transaction, the combined company’s plans, objectives, expectations and intentions, legal, economic and regulatory conditions, and any assumptions underlying any of the foregoing, are forward-looking statements.

These forward-looking statements are based on Gentherm’s and Modine’s current expectations and are subject to risks and uncertainties surrounding future expectations generally. Actual results could differ materially from those currently anticipated due to a number of risks and uncertainties, many of which are beyond Gentherm’s and Modine’s control. None of Gentherm, Modine, SpinCo or any of their respective directors, executive officers, advisors or representatives make any representation or provide any assurance or guarantee that the occurrence of the events expressed or implied in any forward-looking statements will actually occur, or if any of them do occur, what impact they will have on the business, results of operations or financial condition of Gentherm, Modine or the combined business. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements, including developments that could have a material adverse effect on Gentherm’s and Modine’s businesses and the ability to successfully complete the Proposed Transaction and realize its benefits. The inclusion of such statements should not be regarded as a representation that such plans, estimates or expectations will be achieved. Important factors that could cause actual results to differ materially from such plans, estimates or expectations include, among others, (1) that one or more closing conditions to the Proposed Transaction, including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Proposed Transaction, may require conditions, limitations or restrictions in connection with such approvals or that the required approval by the shareholders of Gentherm may not be obtained; (2) the risk that the Proposed Transaction may not be completed on the terms or in the time frame expected by Gentherm, Modine and SpinCo, or at all; (3) unexpected costs, charges or expenses resulting from the Proposed Transaction; (4) uncertainty of the expected financial performance of the combined company following completion of the Proposed Transaction; (5) failure to realize the anticipated benefits of the Proposed Transaction, including as a result of delay in completing the Proposed Transaction or integrating the businesses of Gentherm and SpinCo, on the expected timeframe or at all; (6) the ability of the combined company to implement its business strategy; (7) difficulties and delays in the combined company achieving revenue and cost synergies; (8) inability of the combined company to retain and hire key personnel; (9) the occurrence of any event that could give rise to termination of the Proposed Transaction; (10) the risk that shareholder litigation in connection with the Proposed Transaction or other litigation, settlements or investigations may affect the timing or occurrence of the Proposed Transaction or result in significant costs of defense, indemnification and liability; (11) evolving legal, regulatory and tax regimes; (12) changes in general economic and/or industry specific conditions or any volatility resulting from the imposition of and changing policies, including those policies with respect to tariffs; (13) actions by third parties, including government agencies; (14) the risk that the anticipated tax treatment of the Proposed Transaction is not obtained; (15) the risk of greater than expected difficulty in separating the business of SpinCo from the other businesses of Modine; (16) risks related to the disruption of management time from ongoing business operations due to the pendency of the Proposed Transaction, or other effects of the pendency of the Proposed Transaction on the relationship of any of the parties to the Proposed Transaction with their employees, customers, suppliers, or other counterparties; and (17) other risk factors detailed from time to time in Gentherm’s and Modine’s reports filed with the SEC, including Gentherm’s and Modine’s annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and other documents filed with the SEC, including documents that will be filed with the SEC in connection with the Proposed Transaction. The foregoing list of important factors is not exclusive.

Any forward-looking statements speak only as of the date of this Current Report on Form 8-K. None of Gentherm, Modine or SpinCo undertakes, and each party expressly disclaims, any obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law. Readers are cautioned not to place undue reliance on any of these forward-looking statements.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Gentherm Incorporated

	By:	/s/ Wayne Kauffman
Wayne Kauffman
Senior Vice President, General Counsel and Secretary

Date: March 17, 2026

Exhibit 10.1

GENTHERM INCORPORATED

2023 EQUITY INCENTIVE PLAN

RESTRICTED STOCK AWARD AGREEMENT

Gentherm Incorporated, a Michigan corporation (the “Corporation”), as permitted by and pursuant to the terms and conditions of the Gentherm Incorporated 2023 Equity Incentive Plan, as amended (the “Plan”), hereby grants to the individual listed below (the “Participant”), an award of shares of Restricted Stock as described herein, subject to the terms and conditions of the Plan and this Restricted Stock Award Agreement (“Agreement”).

Unless otherwise defined in this Agreement, the terms used in this Agreement have the same meaning as defined in the Plan.

1. NOTICE OF RESTRICTED STOCK AWARD.

Participant:

Grant Date:

Number of Shares of Restricted Stock in Award:

2. GRANT OF RESTRICTED STOCK AWARD. The Corporation hereby grants to the Participant, as of the Grant Date, the number of shares of Restricted Stock set forth in the table above. By clicking the “ACCEPT” button, the Participant agrees to the following: “This electronic contract contains my electronic signature, which I have executed with the intent to sign this Agreement.”

3. VESTING. Subject to the Participant’s continued service with the Corporation, the Restricted Stock shall vest on such date that is the earlier of (a) the 20[__] annual meeting of shareholders of the Corporation (if such date is at least 50 weeks after the immediately preceding year’s annual meeting of shareholders) and (b) the first anniversary of the Grant Date (the “Vesting Date”).

4. TERMINATION OF SERVICES; FORFEITURE. Notwithstanding any other provision of this Agreement:

(a) Termination for Any Reason. Except as otherwise expressly set forth herein, any unvested shares of Restricted Stock subject to this Award shall be immediately canceled and forfeited if the Participant’s continued service with the Corporation is terminated for any reason.

(b) Retirement. If the Participant’s service with the Corporation is terminated due to such Participant’s Retirement prior to the Vesting Date (the “Retirement Date”), then any unvested Restricted Stock subject to this Award shall continue to vest on and following the Retirement Date in accordance with Section 3 hereof. For purposes of this Section 4(b):

(i)

“Retirement” means (i) the termination of the Participant’s service with the Corporation was (a) voluntarily made by the Participant, or (b) mutually agreed upon by between the Participant and the Corporation, and, in each case, without Cause (as determined by the Committee in its Discretion), (ii) the Participant has either (a) attained a minimum age of 65 or (b) attained a minimum age of 60 and a minimum of 70 total years (including Years of Service to the Corporation and any Subsidiary plus the age of the Participant), in each case as of the Retirement Date, and (iii) the Participant has provided six (6) months prior notice (or such shorter period authorized by the Committee in its Discretion) of such Participant’s consideration of retirement to the Corporation’s Board of Directors (the “Board”), as determined by the Committee in its Discretion.

(ii)

“Years of Service” means a Participant’s total number of years of service with the Corporation based on a period of service beginning on the Participant’s first date of service with the Corporation and ending on the Retirement Date; provided that, Years of Service shall not include any period of a Participant’s service with a business acquired by the Corporation prior to the date that such business was acquired by the Corporation.

(c) Discretion to Accelerate. Notwithstanding anything to the contrary contained herein, the Committee may, in its Discretion, accelerate the vesting of all or a portion of the Restricted Stock subject to this Award as of or prior to any cancellation or forfeiture thereof.

5. CHANGE IN CONTROL. In the event of a Change in Control prior to the Vesting Date, any unvested Restricted Stock subject to this Award shall become vested as of the date of the Participant’s termination of service with the Corporation. The Corporation (or a successor thereto) shall issue or transfer to the Participant such shares of Common Stock or common stock of the successor having approximately equivalent value (and references herein to Common Stock issued on vesting shall include such successor common stock, if applicable), or the cash equivalent of such shares of Common Stock or common stock if neither security is listed on a U.S. national securities exchange (including Nasdaq or the New York Stock Exchange).

6. SECTION 83(B). Within 30 days after the Grant Date, the Participant may elect to file with the Internal Revenue Service an election under Section 83(b) of the Code to include in the Participant’s gross income for federal income tax purposes in the year of the issuance the fair market value of the Restricted Stock. The Participant acknowledges that it is the Participant’s sole responsibility, and not the Corporation’s responsibility, to file timely and properly the election under Section 83(b) of the Code and any corresponding provisions of state tax laws if the Participant elects to may such election, and the Participant agrees to provide the Corporation with a copy of any such election within 10 calendar days of making such election. The Participant understands that the Participant (and not the Corporation) shall solely be responsible for the Participant’s tax liability that may arise as a result of this Award.

7. RIGHTS AS SHAREHOLDER. Except for the potential forfeitability of the Restricted Stock before the occurrence of a Vesting Date, the Participant has all rights of a shareholder (including voting and dividend rights) commencing on the Grant Date, subject to the Participant’s execution of this Agreement. With respect to any dividends that are paid with respect to the Restricted Stock between the date of this Agreement and the end of any applicable restricted period, such dividends, if paid in shares, shall be subject to the same restrictions as the Restricted Stock, including any forfeiture provisions described in Section 2 hereof. If any such dividends are paid in cash, such dividends shall be accumulated during the Restricted Period (without interest), and (A) paid if and when, and only to the extent that, the Restricted Stock is vested or (B) forfeited, if and when, and to the extent that, the Restricted Stock is forfeited prior to vesting. Any dividend and distribution equivalent rights shall be paid in a manner that either complies with, or is exempt from, Section 409A of the Code.

8. ADJUSTMENTS. In the event of any stock dividend, stock split, recapitalization, merger, consolidation, split up, spin-off, combinations, exchange of shares or reorganization of or by the Corporation affecting this Award, the rights of the Participant will be adjusted as provided in Section 5(e) of the Plan.

9. NON-TRANSFERABILITY OF AWARD. Without the express written consent of the Committee, which may be withheld for any reason in its Discretion, neither the Restricted Stock nor any interest in the Restricted Stock may be assignable, alienable, saleable, pledged, hypothecated, encumbered or transferable by the Participant, except for a transfer by will or by the laws of descent and distribution as a result of the death of the Participant; provided that, unless approved by shareholders, in no event shall any Award be transferable for consideration. The terms of the Plan and this Agreement shall be binding upon the Participant’s executors, administrators, heirs, successors and assigns. Any attempt to transfer, assign, pledge, hypothecate or borrow against the Restricted Stock in violation of this Section 9 in any manner shall be null and void and without legal force or effect.

10. RESTRICTED STOCK CERTIFICATE LEGEND. The Corporation will either issue a stock certificate or certificates representing the shares of Restricted Stock (the “Certificate”) and register the Certificate in the Participant’s name (and deposited with the Corporation or its designee, together with a stock power endorsed in blank), or make such other arrangements with its stock transfer agent to issue uncertificated interests, including in book-entry form (“Book Entry”). Each Certificate representing shares of Restricted Stock granted pursuant to this Agreement shall initially bear the following legend:

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“THE SALE OR OTHER TRANSFER OF THE SHARES OF COMMON STOCK REPRESENTED BY THIS CERTIFICATE, WHETHER VOLUNTARY, INVOLUNTARY, OR BY OPERATION OF LAW, IS SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFER SET FORTH IN THE GENTHERM INCORPORATED 2023 EQUITY INCENTIVE PLAN, AND IN A RESTRICTED STOCK AWARD AGREEMENT. A COPY OF THE PLAN AND SUCH RESTRICTED STOCK AWARD AGREEMENT MAY BE OBTAINED FROM THE SECRETARY OF GENTHERM INCORPORATED.”

If a Certificate is issued it will be deposited with the Corporation together with a stock power endorsed in blank by the Participant. After the expiration of the Restricted Period applicable to the Restricted Stock, the Corporation shall deliver to the Participant the stock certificates for such shares, which shall be reissued without the legend set forth above; provided that the Committee may determine instead that such shares shall be evidenced by book-entry registration. If stock certificates or book-entry registrations were previously issued for the shares and a legend had been placed on such certificate or book-entry registration, the Corporation shall cause such certificates or book-entry registrations to be reissued without the legend.

11. THE PLAN; AMENDMENT. This Award is subject in all respects to the terms, conditions, limitations and definitions contained in the Plan, which is incorporated herein by reference. In the event of any discrepancy or inconsistency between this Agreement and the Plan, the terms and conditions of the Plan shall control. The Committee shall have the right, in its Discretion, to modify or amend this Agreement from time to time in accordance with and as provided in the Plan. This Agreement may also be modified or amended by a writing signed by both the Corporation and the Participant. The Corporation shall give written notice to the Participant of any such modification or amendment of this Agreement as soon as practicable after the adoption thereof.

12. RIGHTS OF PARTICIPANT; REGULATORY REQUIREMENTS. Without limiting the generality of any other provision of this Agreement or the Plan, Sections 13 and 14 of the Plan pertaining to the limitations on the Participant’s rights and certain regulatory requirements are hereby explicitly incorporated into this Agreement.

13. NOTICES. Notices hereunder shall be mailed or delivered to the Corporation at its principal place of business and shall be mailed or delivered to the Participant at the address on file with the Corporation or, in either case, at such other address as one party may subsequently furnish to the other party in writing.

14. GOVERNING LAW. This Agreement shall be legally binding and shall be governed, construed, and administered in accordance with and governed by the laws of the State of Michigan (regardless of the laws that might otherwise govern under applicable principles of choice of law or conflicts of laws of such jurisdiction or any other jurisdiction that would cause the application of the laws of any jurisdiction other than the State of Michigan).

15. DATA PRIVACY NOTICE. The Participant hereby acknowledges that the collection, use and transfer, in electronic or other form, of the Participant’s personal data as described in this Agreement and any other Restricted Stock grant materials by the Corporation (and its Subsidiaries) is necessary for the purpose of implementing, administering and managing the Participant’s participation in the Plan. The Participant authorizes, agrees and unambiguously consents to the transmission by the Corporation (and its Subsidiaries) of any personal data information related to this Award for legitimate business purposes (including, without limitation, the administration of the Plan). This authorization and consent is freely given by the Participant.

The Participant understands that the Corporation and its Subsidiaries may hold certain personal information about the Participant, including, but not limited to, the Participant’s name, home address and telephone number, email address, date of birth, social insurance, passport or other identification number (e.g., resident registration number), salary, nationality, job title, details of all Restricted Stock or any other entitlement to shares of Common Stock awarded, canceled, exercised, vested, unvested or outstanding in the Participant’s favor (“Data”), for the purpose of implementing, administering and managing the Plan.

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The Participant understands that Data will be transferred to Merrill Lynch, Pierce, Fenner & Smith Inc., and its related companies (“Merrill Lynch”) or any stock plan service provider as may be selected by the Corporation in the future, which is assisting the Corporation with the implementation, administration and management of the Plan. The Participant understands that the recipients of the Data may be located in the United States or elsewhere, and that the recipients’ country of operation (e.g., the United States) may have different data privacy laws and protections than the Participant’s country. The Participant understands that if he or she resides outside the United States, he or she may request a list with the names and addresses of any potential recipients of the Data by contacting his or her local human resources representative. The Corporation, Merrill Lynch, any other stock plan service provider selected by the Corporation and any other possible recipients that may assist the Corporation (presently or in the future) with implementing, administering and managing the Plan may receive, possess, use, retain and transfer the Data, in electronic or other form, for the sole purpose of implementing, administering and managing his or her participation in the Plan. The Participant understands that Data will be held only as long as is necessary to implement, administer and manage the Participant’s participation in the Plan plus any required period thereafter for purposes of complying with data retention policies and procedures. The Participant understands that based on where s/he resides, s/he may have additional rights with respect to personal data collected, used or transferred in connection with this Agreement or any other Restricted Stock grant materials by the Corporation (and its Subsidiaries), and the Participant may contact in writing his or her local human resources representative.

16. BINDING AGREEMENT; ASSIGNMENT. This Agreement shall inure to the benefit of, be binding upon, and be enforceable by the Corporation and its successors and assigns. The Participant shall not assign (except in accordance with Section 9 hereof) any part of this Agreement without the prior express written consent of the Corporation.

17. HEADINGS. The titles and headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement.

18. COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same instrument.

19. ACQUIRED RIGHTS. The Participant acknowledges and agrees that: (a) the Corporation may terminate or amend the Plan at any time; (b) the award of the Restricted Stock made under this Agreement is completely independent of any other award or grant and is made in the Discretion of the Corporation; (c) no past grants or awards (including, without limitation, the Restricted Stock awarded hereunder) give the Participant any right to any grants or awards in the future whatsoever; and (d) none of the benefits granted under this Agreement are part of the Participant’s ordinary salary or compensation, and shall not be considered as part of such salary or compensation in the event of or for purposes of determining the amount of or entitlement to severance, redundancy or resignation or benefits under any employee benefit plan.

20. COMPENSATION RECOVERY; OTHER POLICIES. By signing this Agreement, the Participant acknowledges and agrees that any Award previously granted to the Participant by the Corporation (under this Plan or any other current or prior equity plan of the Corporation), including the Restricted Stock subject to this Award, and any amounts or benefits arising from such Awards, including but not limited to shares of Common Stock issued or cash paid pursuant to such Awards (including any dividends or distributions) or proceeds realized by the Participant (on a pre-tax basis) due to the sale or other transfer of shares of Common Stock issued pursuant to such Awards shall be subject to (i) any recoupment, clawback, equity holding, stock ownership or similar policies adopted and amended by the Corporation from time to time and (ii) recoupment, clawback, equity holding, stock ownership or similar requirements law, regulation or listing standards applicable to the Corporation from time to time.

21. CODE SECTION 409A. It is intended that this Award be exempt from or comply with Section 409A of the Code and this Agreement shall be interpreted and administered in a manner which effectuates such intent; provided, however, that in no event shall the Corporation or any Subsidiary be liable for any additional tax, interest or penalty imposed upon or other damage suffered by the Participant on account of this Award being subject to but not in compliance with Section 409A of the Code.

SIGNATURE PAGE FOLLOWS

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GENTHERM INCORPORATED

By:

Name:

Title:

Dated:

THE PARTICIPANT ACKNOWLEDGES AND AGREES THAT NOTHING IN THIS RESTRICTED STOCK AWARD AGREEMENT, NOR IN THE CORPORATION’S 2023 EQUITY INCENTIVE PLAN, AS AMENDED, WHICH IS INCORPORATED INTO THIS AGREEMENT BY REFERENCE, CONFERS ON THE PARTICIPANT ANY RIGHT WITH RESPECT TO CONTINUATION AS A SERVICE PROVIDER OR DIRECTOR OF THE CORPORATION OR ANY PARENT OR ANY SUBSIDIARY OR AFFILIATE OF THE CORPORATION, NOR INTERFERES IN ANY WAY WITH THE PARTICIPANT’S RIGHT OR THE CORPORATION’S RIGHT TO TERMINATE THE PARTICIPANT’S SERVICE OR DIRECTOR RELATIONSHIP AT ANY TIME, WITH OR WITHOUT CAUSE AND WITH OR WITHOUT PRIOR NOTICE.

BY ACCEPTING THIS AGREEMENT, THE PARTICIPANT ACKNOWLEDGES RECEIPT OF A COPY OF THE PLAN AND REPRESENTS THAT THE PARTICIPANT IS FAMILIAR WITH THE TERMS AND PROVISIONS OF THE PLAN. THE PARTICIPANT ACCEPTS THE RESTRICTED STOCK SUBJECT TO ALL OF THE TERMS AND PROVISIONS OF THIS AGREEMENT. THE PARTICIPANT HAS REVIEWED THE PLAN AND THIS AGREEMENT IN THEIR ENTIRETY. THE PARTICIPANT AGREES TO ACCEPT AS BINDING, CONCLUSIVE AND FINAL ALL DECISIONS OR INTERPRETATIONS OF THE COMMITTEE UPON ANY QUESTIONS ARISING UNDER THE PLAN OR THIS AGREEMENT.

By:

Name:	[NAME OF THE PARTICIPANT]

Dated:

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Exhibit 10.2

GENTHERM INCORPORATED

2023 EQUITY INCENTIVE PLAN

RESTRICTED STOCK UNIT AWARD AGREEMENT

Gentherm Incorporated, a Michigan corporation (the “Corporation”), as permitted by and pursuant to the terms and conditions of the Gentherm Incorporated 2023 Equity Incentive Plan, as amended (the “Plan”), and on behalf of the Participant’s employing legal entity, hereby grants to the individual listed below (the “Participant”), an award of Restricted Stock Units (“RSUs”) as described herein, subject to the terms and conditions of the Plan and this Restricted Stock Unit Award Agreement (“Agreement”).

Unless otherwise defined in this Agreement, the terms used in this Agreement have the same meaning as defined in the Plan.

1. NOTICE OF RSU AWARD.

Participant:

Grant Date:

Number of RSUs in Award:

2. GRANT OF RSU AWARD. The Corporation hereby grants to the Participant, as of the Grant Date, the number of RSUs set forth in the table above. By clicking the “ACCEPT” button, the Participant agrees to the following: “This electronic contract contains my electronic signature, which I have executed with the intent to sign this Agreement.”

3. VESTING. Except as otherwise provided in this Agreement, the RSUs shall become vested in the following amounts on the following dates; provided, however, that the portion of the RSUs scheduled to become vested on any such vesting date shall vest on such vesting date only if the Participant remains continuously employed on a full-time basis with the Corporation or its Subsidiaries from the Grant Date until the applicable Normal Vesting Date:

Anniversary of Grant Date (each, a “Normal Vesting Date”)	RSUs Vested on Normal Vesting Date
First	One-third
Second	One-third
Third	One-third

4. TERMINATION PRIOR TO ANY NORMAL VESTING DATE. Notwithstanding Section 3 hereof but subject to the notice and release requirements set forth in this Section 4:

(a) Termination Due to Death or Disability. If the Participant’s employment with the Corporation Party (defined below) is terminated due to the Participant’s death or Disability prior to any Normal Vesting Date, then any unvested RSUs subject to this Award shall become vested as of the date of the Participant’s termination of employment.

(b) Termination Involuntarily Without Cause. If the Participant’s employment with the Corporation Party is involuntarily terminated without Cause (as defined in the Severance Pay Plan for Eligible Employees of Gentherm Incorporated, as amended from time to time or any replacement plan), and not due to the Participant’s death or Disability, at least 12 months after the Grant Date and prior to the final Normal Vesting Date, then any unvested RSUs subject to this Award that are scheduled to vest within 12 months of such termination date shall vest on such termination date.

(c) Retirement. If the Participant’s employment with the Corporation Party is terminated due to such Participant’s Retirement at least nine months after the Grant Date and prior to the final Normal Vesting Date (the “Retirement Date”), then any unvested RSUs subject to this Award shall continue to vest on and following the Retirement Date in accordance with Section 3 hereof. For purposes of this Section 4(c):

(i)

“Retirement” means (i) the termination of the Participant’s employment with the Corporation Party was (a) voluntarily made by the Participant, or (b) mutually agreed upon by between the Participant and the Corporation Party, and, in each case, without Cause (as determined by the Committee, in its Discretion), (ii) the Participant has either (a) attained a minimum age of 65 or (b) attained a minimum age of 60 and a minimum of 70 total years (including Years of Service to the Corporation and any Subsidiary plus the age of the Participant), in each case as of the Retirement Date, and (iii) the Participant has provided six (6) months prior notice (or such shorter period authorized by the Committee in its Discretion) of such Participant’s consideration of retirement to the Corporation Party (or to the Board, if the Participant is subject to Section 16 of the Exchange Act).

(ii)

“Years of Service” means a Participant’s total number of years of employment with the Corporation and any Subsidiary based on a period of employment beginning on the Participant’s first date of hire by the Corporation or a Subsidiary and ending on the Retirement Date; provided that, Years of Service shall not include any period of a Participant’s employment with a Subsidiary or a business acquired by the Corporation prior to the date that such Subsidiary or business was acquired by the Corporation.

(d) “Corporation Party” means the entity among the Company and its Subsidiaries by which the original recipient of this Award is, or following a termination was most recently, principally employed.

(e) Forfeiture. The vesting of unvested RSUs under this Section 4 is conditioned upon the Participant (or, in the case of the Participant’s death, an executor or administrator of the Participant’s estate) signing and delivering to the Corporation, and there becoming irrevocable, within 30 days after the date of such employment termination, a general release of claims (in form and substance reasonably acceptable to the Corporation) by which the Participant releases the Corporation and its affiliated entities and individuals from any claim arising from the Participant’s employment by, and termination of employment with, the Corporation and its Subsidiaries, in consideration for the receipt and vesting of the RSUs. Any RSUs that would have otherwise vested under this Section 4 shall be forfeited if the general release does not become effective and irrevocable on or before the 30th day following the Participant’s termination of employment.

5. CHANGE IN CONTROL. Notwithstanding Section 3 hereof but subject to the notice and release requirements set forth below in this Section 5, if there is a Change in Control prior to any Normal Vesting Date, and if within three months prior to or 12 months after the Change in Control, the Participant’s employment is terminated by the Corporation or a Subsidiary (or a successor thereof) without Cause or by the Participant for Good Reason, any unvested RSUs at the time of such termination of employment shall become vested upon such termination of employment. The vesting of unvested RSUs under this Section 5 is conditioned upon the Participant signing and delivering to the Corporation, and there becoming irrevocable, within 30 days after the date of such employment termination, a general release of claims (in form and substance reasonably acceptable to the Corporation) by which the Participant releases the Corporation and its affiliated entities and individuals (including any successor thereof) from any claim arising from the Participant’s employment by, and termination of employment with, the Corporation and its Subsidiaries (including any successor thereof), in consideration for the receipt and vesting of the RSUs. Any RSUs that would have otherwise vested under this Section 5 shall be forfeited if the general release does not become effective and irrevocable on or before the 30th day following the Participant’s termination of employment.

“Good Reason” means in respect of the Corporation and the Subsidiaries and without the Participant’s consent: (i) the occurrence of a material diminution in the Participant’s authority, duties, or responsibilities (other than temporarily while the Participant is physically or mentally incapacitated or as required by applicable law); (ii) a material adverse change in the reporting structure applicable to the Participant, provided that a change in Participant’s hybrid working arrangement shall not constitute a relocation for purposes of this definition; (iii) a relocation of the Participant’s principal place of employment by more than 50 miles; or (iv) a material reduction in the Participant’s aggregate base

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salary and target bonus (other than a general reduction that affects all similarly situated executives in substantially the same proportions); provided, however, that the Participant shall be considered to have terminated employment for Good Reason only if (A) the Participant provides notice to the Corporation of the event or condition meeting the foregoing definition of Good Reason within 30 days after the initial occurrence of such event or condition, (B) the Corporation or the applicable Subsidiary fails to correct such event or condition within 30 days of receiving notice thereof from the Participant, and (C) the Participant terminates employment with the Corporation and the Subsidiaries within 30 days after the expiration of such correction period. Notwithstanding the foregoing, if the Participant and the Corporation or any Subsidiary have entered into an employment, offer letter, retention, change in control, severance or other similar agreement that specifically defines “Good Reason,” then with respect to the Participant, “Good Reason” shall have the meaning defined in such agreement.

6. FORFEITURE. Upon the Participant’s termination of employment with the Corporation and its Subsidiaries for any reason prior to any Normal Vesting Date, any RSUs that do not become vested in accordance with the terms of this Agreement (including Sections 4 and 5 hereof) shall be immediately canceled and forfeited for no consideration as of the Participant’s termination of employment. Any RSUs that are outstanding but do not become vested on the third and final Normal Vesting Date in accordance with the terms of this Agreement shall be cancelled and forfeited for no consideration as of such date. Notwithstanding anything to the contrary contained herein, the Committee may, in its Discretion, accelerate the vesting of all or a portion of the RSUs subject to this Award as of or prior to any cancellation or forfeiture thereof.

7. SETTLEMENT OF RSUS. Subject to the withholding tax provisions of Section 11 hereof and Section 15(h) of the Plan, within 45 days after the date upon which an RSU becomes vested in accordance with the terms of this Agreement, the Corporation shall issue or transfer to the Participant stock certificates or, if applicable, book-entry registration, one share of Common Stock per each vested RSU; provided, however, if RSUs vest in accordance with Section 5 hereof, the Corporation (or a successor thereto) shall issue or transfer to the Participant such shares of Common Stock or common stock of the successor having approximately equivalent value (and references herein to Common Stock issued on vesting shall include such successor common stock, if applicable), or the cash equivalent of such shares of Common Stock or common stock if neither security is listed on a U.S. national securities exchange (including Nasdaq or the New York Stock Exchange).

8. RIGHTS AS SHAREHOLDER. Until and if shares of Common Stock are issued in settlement of vested RSUs, the Participant shall not have any rights of a shareholder (including voting and dividend rights) in respect of the Common Stock underlying the RSUs; provided, however, the Committee, in its Discretion, shall pay unvested RSUs with dividend or distribution equivalents equal to the amount of dividends and distributions, if any, that are paid on that number of shares with respect to the RSUs granted hereunder, in accordance with Section 15(g)(iv) of the Plan and any other conditions, limitations and other restrictions determined by the Committee.

9. ADJUSTMENTS. In the event of any stock dividend, stock split, recapitalization, merger, consolidation, split up, spin-off, combinations, exchange of shares or reorganization of or by the Corporation affecting this Award, the rights of the Participant will be adjusted as provided in Section 5(e) of the Plan.

10. NON-TRANSFERABILITY OF AWARD. Without the express written consent of the Committee, which may be withheld for any reason in its Discretion, neither the RSUs nor any interest in the RSUs may be assignable, alienable, saleable, pledged, hypothecated, encumbered or transferable by the Participant, except for a transfer by will or by the laws of descent and distribution as a result of the death of the Participant; provided that, unless approved by shareholders, in no event shall any Award be transferable for consideration. The terms of the Plan and this Agreement shall be binding upon the Participant’s executors, administrators, heirs, successors and assigns. Any attempt to transfer, assign, pledge, hypothecate or borrow against the RSUs in violation of this Section 10 in any manner shall be null and void and without legal force or effect.

11. WITHHOLDING OBLIGATIONS. The Participant shall be responsible for all taxes required by law to be withheld by the Corporation or a Subsidiary in respect of the grant, vesting or settlement of the RSUs, and the Corporation may make any arrangements it deems appropriate to ensure payment of any such tax by the Participant. The Committee may, in its Discretion, permit the Participant to satisfy such withholding obligations in accordance with Section 18(a) of the Plan.

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12. THE PLAN; AMENDMENT. This Award is subject in all respects to the terms, conditions, limitations and definitions contained in the Plan, which is incorporated herein by reference. In the event of any discrepancy or inconsistency between this Agreement and the Plan, the terms and conditions of the Plan shall control. The Committee shall have the right, in its Discretion, to modify or amend this Agreement from time to time in accordance with and as provided in the Plan. This Agreement may also be modified or amended by a writing signed by both the Corporation and the Participant. The Corporation shall give written notice to the Participant of any such modification or amendment of this Agreement as soon as practicable after the adoption thereof.

13. RIGHTS OF PARTICIPANT; REGULATORY REQUIREMENTS. Without limiting the generality of any other provision of this Agreement or the Plan, Sections 13 and 14 of the Plan pertaining to the limitations on the Participant’s rights and certain regulatory requirements are hereby explicitly incorporated into this Agreement.

14. NOTICES. Notices hereunder shall be mailed or delivered to the Corporation at its principal place of business and shall be mailed or delivered to the Participant at the address on file with the Corporation or, in either case, at such other address as one party may subsequently furnish to the other party in writing.

15. GOVERNING LAW. This Agreement shall be legally binding and shall be governed, construed, and administered in accordance with and governed by the laws of the State of Michigan (regardless of the laws that might otherwise govern under applicable principles of choice of law or conflicts of laws of such jurisdiction or any other jurisdiction that would cause the application of the laws of any jurisdiction other than the State of Michigan).

16. DATA PRIVACY NOTICE. The Participant hereby acknowledges that the collection, use and transfer, in electronic or other form, of the Participant’s personal data as described in this Agreement and any other RSU grant materials by the Corporation (and its Subsidiaries) is necessary for the purpose of implementing, administering and managing the Participant’s participation in the Plan. The Participant authorizes, agrees and unambiguously consents to the transmission by the Corporation (and its Subsidiaries) of any personal data information related to this Award for legitimate business purposes (including, without limitation, the administration of the Plan). This authorization and consent is freely given by the Participant.

The Participant understands that the Corporation and its Subsidiaries may hold certain personal information about the Participant, including, but not limited to, the Participant’s name, home address and telephone number, email address, date of birth, social insurance, passport or other identification number (e.g., resident registration number), salary, nationality, job title, details of all RSUs or any other entitlement to shares of Common Stock awarded, canceled, exercised, vested, unvested or outstanding in the Participant’s favor (“Data”), for the purpose of implementing, administering and managing the Plan.

The Participant understands that Data will be transferred to Merrill Lynch, Pierce, Fenner & Smith Inc., and its related companies (“Merrill Lynch”) or any stock plan service provider as may be selected by the Corporation in the future, which is assisting the Corporation with the implementation, administration and management of the Plan. The Participant understands that the recipients of the Data may be located in the United States or elsewhere, and that the recipients’ country of operation (e.g., the United States) may have different data privacy laws and protections than the Participant’s country. The Participant understands that if he or she resides outside the United States, he or she may request a list with the names and addresses of any potential recipients of the Data by contacting his or her local human resources representative. The Corporation, Merrill Lynch, any other stock plan service provider selected by the Corporation and any other possible recipients that may assist the Corporation (presently or in the future) with implementing, administering and managing the Plan may receive, possess, use, retain and transfer the Data, in electronic or other form, for the sole purpose of implementing, administering and managing his or her participation in the Plan. The Participant understands that Data will be held only as long as is necessary to implement, administer and manage the Participant’s participation in the Plan plus any required period thereafter for purposes of complying with data retention policies and procedures. The Participant understands that based on where s/he resides, s/he may have additional rights with respect to personal data collected, used or transferred in connection with this Agreement or any other RSU grant materials by the Corporation (and its Subsidiaries), and the Participant may contact in writing his or her local human resources representative.

17. BINDING AGREEMENT; ASSIGNMENT. This Agreement shall inure to the benefit of, be binding upon, and be enforceable by the Corporation and its successors and assigns. The Participant shall not assign (except in accordance with Section 10 hereof) any part of this Agreement without the prior express written consent of the Corporation.

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18. HEADINGS. The titles and headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement.

19. COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same instrument.

20. ACQUIRED RIGHTS. The Participant acknowledges and agrees that: (a) the Corporation may terminate or amend the Plan at any time; (b) the award of the RSUs made under this Agreement is completely independent of any other award or grant and is made in the Discretion of the Corporation; (c) no past grants or awards (including, without limitation, the RSUs awarded hereunder) give the Participant any right to any grants or awards in the future whatsoever; and (d) none of the benefits granted under this Agreement are part of the Participant’s ordinary salary or compensation, and shall not be considered as part of such salary or compensation in the event of or for purposes of determining the amount of or entitlement to severance, redundancy or resignation or benefits under any employee benefit plan.

21. RESTRICTIVE COVENANTS; COMPENSATION RECOVERY; OTHER POLICIES. By signing this Agreement, the Participant acknowledges and agrees that this Award or any Award previously granted to the Participant by the Corporation or a Subsidiary shall be subject to forfeiture as a result of the Participant’s violation of any agreement with the Corporation regarding non-competition, non-solicitation, confidentiality, inventions and/or other restrictive covenants (the “Restricted Covenant Agreements”). For avoidance of doubt, compensation recovery rights to shares of Common Stock (including such shares acquired under previously granted equity awards) shall extend to the proceeds realized by the Participant due to the sale or other transfer of such shares. The Participant’s prior execution of the Restricted Covenant Agreements was a material inducement for the Corporation’s grant of this Award.

By signing this Agreement, the Participant also acknowledges and agrees that any Award previously granted to the Participant by the Corporation (under this Plan or any other current or prior equity plan of the Corporation), including the Restricted Stock subject to this Award, and any amounts or benefits arising from such Awards, including but not limited to shares of Common Stock issued or cash paid pursuant to such Awards (including any dividends or distributions) or proceeds realized by the Participant (on a pre-tax basis) due to the sale or other transfer of shares of Common Stock issued pursuant to such Awards shall be subject to (i) any recoupment, clawback, equity holding, stock ownership or similar policies adopted and amended by the Corporation from time to time and (ii) recoupment, clawback, equity holding, stock ownership or similar requirements law, regulation or listing standards applicable to the Corporation from time to time. The remedies under such policy are in addition, and are in no way limiting, to the remedies of the recoupment provision set forth above.

22. CODE SECTION 409A. It is intended that this Award be exempt from or comply with Section 409A of the Code and this Agreement shall be interpreted and administered in a manner which effectuates such intent; provided, however, that in no event shall the Corporation or any Subsidiary be liable for any additional tax, interest or penalty imposed upon or other damage suffered by the Participant on account of this Award being subject to but not in compliance with Section 409A of the Code.

SIGNATURE PAGE FOLLOWS

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GENTHERM INCORPORATED

By:
Name:
Title:
Dated:

THE PARTICIPANT ACKNOWLEDGES AND AGREES THAT NOTHING IN THIS RESTRICTED STOCK UNIT AWARD AGREEMENT, NOR IN THE CORPORATION’S 2023 EQUITY INCENTIVE PLAN, AS AMENDED, WHICH IS INCORPORATED INTO THIS AGREEMENT BY REFERENCE, CONFERS ON THE PARTICIPANT ANY RIGHT WITH RESPECT TO CONTINUATION AS AN EMPLOYEE OF THE CORPORATION OR ANY PARENT OR ANY SUBSIDIARY OR AFFILIATE OF THE CORPORATION, NOR INTERFERES IN ANY WAY WITH THE PARTICIPANT’S RIGHT OR THE CORPORATION’S RIGHT TO TERMINATE THE PARTICIPANT’S EMPLOYMENT WITH THE CORPORATION OR ANY PARENT OR ANY SUBSIDIARY OR AFFILIATE OF THE CORPORATION AT ANY TIME, WITH OR WITHOUT CAUSE AND WITH OR WITHOUT PRIOR NOTICE.

BY ACCEPTING THIS AGREEMENT, THE PARTICIPANT ACKNOWLEDGES RECEIPT OF A COPY OF THE PLAN AND REPRESENTS THAT THE PARTICIPANT IS FAMILIAR WITH THE TERMS AND PROVISIONS OF THE PLAN. THE PARTICIPANT ACCEPTS THE RSUs SUBJECT TO ALL OF THE TERMS AND PROVISIONS OF THIS AGREEMENT. THE PARTICIPANT HAS REVIEWED THE PLAN AND THIS AGREEMENT IN THEIR ENTIRETY. THE PARTICIPANT AGREES TO ACCEPT AS BINDING, CONCLUSIVE AND FINAL ALL DECISIONS OR INTERPRETATIONS OF THE COMMITTEE UPON ANY QUESTIONS ARISING UNDER THE PLAN OR THIS AGREEMENT.

By:
Name: [NAME OF THE PARTICIPANT]
Dated:

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Exhibit 10.3

GENTHERM INCORPORATED

2023 EQUITY INCENTIVE PLAN

PERFORMANCE STOCK UNIT AWARD AGREEMENT

Gentherm Incorporated, a Michigan corporation (the “Corporation”), as permitted by and pursuant to the terms and conditions of the Gentherm Incorporated 2023 Equity Incentive Plan, as amended (the “Plan”), and on behalf of the Participant’s employing legal entity, hereby grants to the individual listed below (the “Participant”) an award of Performance Stock Units (“PSUs”) as described herein, subject to the terms and conditions of the Plan and this Performance Stock Unit Award Agreement (“Agreement”).

Unless otherwise defined in this Agreement, the terms used in this Agreement have the same meaning as defined in the Plan.

1. NOTICE OF PSU AWARD.

Participant:	[ ]

Grant Date:	[ ]

Number of Target PSUs in Award:	[ ]

2. GRANT OF PSU AWARD. The Corporation hereby grants to the Participant, as of the Grant Date, the number of target PSUs set forth in the table above. By clicking the “ACCEPT” button, the Participant agrees to the following: “This electronic contract contains my electronic signature, which I have executed with the intent to sign this Agreement.”

3. DETERMINATION DATE; VESTING.

(a) Determination Date. Whether and the extent to which the PSUs are earned with respect to a specific performance goal shall be determined by the Committee within 45 days following the calculation of the achievement of such performance goal set forth in Exhibit A to this Agreement (based on the methodology set forth therein and in the Plan), such calculation to be finalized as appropriate by the Chief Financial Officer (or person having similar duties) using, if applicable, the financial results audited by the Corporation’s independent registered public accounting firm (the “Determination Date”); provided, that the Administrator may establish a different Determination Date for each performance goal set forth in Exhibit A to this Agreement.

(b) Vesting. Except as otherwise provided in this Agreement, the earned PSUs shall become vested on the later of the Determination Date or the third anniversary of the Grant Date (the “Normal Vesting Date”) if the Participant remains continuously employed on a full-time basis with the Corporation or its Subsidiaries from the Grant Date until the Normal Vesting Date.

4. TERMINATION PRIOR TO NORMAL VESTING DATE. Notwithstanding Section 3 hereof but subject to the notice and release requirements set forth in this Section 4:

(a) Termination Due to Death or Disability. If the Participant’s employment with the Corporation Party (defined below) is terminated due to the Participant’s death or Disability prior to the Normal Vesting Date, then then target PSUs subject to this Award shall become vested as of the date of the Participant’s termination of employment.

(b) Termination Not for Cause. If the Participant’s employment with the Corporation Party is involuntarily terminated without Cause (as defined in the Severance Pay Plan for Eligible Employees of Gentherm Incorporated, as amended from time to time or any replacement plan), and not due to the Participant’s death or Disability, at least 12 months after the Grant Date and prior to the Normal Vesting Date, then any unvested PSUs subject to this Award that are scheduled to vest within 12 months of the termination date shall remain outstanding on the termination date and remain subject to the procedures for vesting and settlement as described in Section 3 hereof.

(c) Retirement. If the Participant’s employment with the Corporation Party is terminated due to such Participant’s Retirement at least nine months after the Grant Date and prior to the Normal Vesting Date (the “Retirement Date”), then a pro rata amount of target PSUs subject to this Award will vest based time outstanding relative to the performance period, and such vested PSUs shall remain outstanding on the Retirement Date and remain subject to the procedures for earning (based on actual performance for the full performance period) and settlement as described in Section 3 hereof. For purposes of this Section 4(c):

(i)

“Retirement” means (i) the termination of the Participant’s employment with the Corporation Party was (a) voluntarily made by the Participant, or (b) mutually agreed upon by between the Participant and the Corporation Party, and, in each case, without Cause (as determined by the Committee, in its Discretion), (ii) the Participant has either (a) attained a minimum age of 65 or (b) attained a minimum age of 60 and a minimum of 70 total years (including Years of Service to the Corporation and any Subsidiary plus the age of the Participant), in each case as of the Retirement Date, and (iii) the Participant has provided six (6) months prior notice (or such shorter period authorized by the Committee in its Discretion) of such Participant’s consideration of retirement to the Corporation Party (or to the Board, if the Participant is subject to Section 16 of the Exchange Act).

(ii)

“Years of Service” means a Participant’s total number of years of employment with the Corporation and any Subsidiary based on a period of employment beginning on the Participant’s first date of hire by the Corporation or a Subsidiary and ending on the Retirement Date; provided that, Years of Service shall not include any period of a Participant’s employment with a Subsidiary or a business acquired by the Corporation prior to the date that such Subsidiary or business was acquired by the Corporation.

(d) “Corporation Party” means the entity among the Company and its Subsidiaries by which the original recipient of this Award is, or following a termination was most recently, principally employed.

(e) Forfeiture. The vesting of unvested PSUs under this Section 4 is conditioned upon the Participant (or, in the case of the Participant’s death, an executor or administrator of the Participant’s estate) signing and delivering to the Corporation, and there becoming irrevocable, within 30 days after the date of such employment termination, a general release of claims (in form and substance reasonably acceptable to the Corporation) by which the Participant releases the Corporation and its affiliated entities and individuals from any claim arising from the Participant’s employment by, and termination of employment with, the Corporation and its Subsidiaries, in consideration for the receipt and vesting of the PSUs. Any PSUs that would have otherwise vested under this Section 4 shall be forfeited if the general release does not become effective and irrevocable on or before the 30th day following the Participant’s termination of employment.

5. CHANGE IN CONTROL. Notwithstanding Section 3 hereof but subject to the notice and release requirements set forth below in this Section 5, if there is a Change in Control of the Corporation prior to the Normal Vesting Date, the number of PSUs that shall vest will be calculated based on actual performance through the Change in Control for PSUs subject to a stock price or total shareholder return performance measure, and shall be the target PSUs for PSUs subject to any other performance measure, including the financial performance of the Corporation (the “CIC-Earned PSUs”). The CIC-Earned PSUs shall become vested on the earlier of (a) third anniversary of the Grant Date and (b) if the Participant’s employment is terminated by the Corporation or a Subsidiary (or a successor thereof) without Cause or by the Participant for Good Reason within three months prior to or any time after the Change in Control, the date of termination of employment. The vesting of unvested PSUs under this Section 5 is conditioned upon the Participant signing and delivering to the Corporation, and there becoming irrevocable, within 30 days after the date of such employment termination, a general release of claims (in form and substance reasonably acceptable to the Corporation) by which the Participant releases the Corporation and its affiliated entities and individuals (including any successor thereof) from any claim arising from the Participant’s employment by, and termination of employment with, the Corporation and its Subsidiaries (including any successor thereof), in consideration for the receipt and vesting of the PSUs. Any PSUs that would have otherwise vested under this Section 5 shall be forfeited if the general release does not become effective and irrevocable on or before the 30th day following the Participant’s termination of employment.

“Good Reason” means in respect of the Corporation and the Subsidiaries and without the Participant’s consent: (i) the occurrence of a material diminution in the Participant’s authority, duties, or responsibilities (other than temporarily while the Participant is physically or mentally incapacitated or as required by applicable law); (ii) a material adverse change in the reporting structure applicable to the Participant; (iii) a relocation of the Participant’s principal place of employment by more than 50 miles, provided that a change in Participant’s hybrid working arrangement shall not constitute a relocation for purposes of this definition; or (iv) a material reduction in the Participant’s aggregate base salary and target bonus (other than a general reduction that affects all similarly situated executives in substantially the same proportions); provided, however, that the Participant shall be considered to have terminated employment for Good Reason only if (A) the Participant provides notice to the Corporation of the event or condition meeting the foregoing definition of Good Reason within 30 days after the initial occurrence of such event or condition, (B) the Corporation or the applicable Subsidiary fails to correct such event or condition within 30 days of receiving notice thereof from the Participant, and (C) the Participant terminates employment with the Corporation and the Subsidiaries within 30 days after the expiration of such correction period. Notwithstanding the foregoing, if the Participant and the Corporation or any Subsidiary have entered into an employment, offer letter, retention, change in control, severance or other similar agreement that specifically defines “Good Reason,” then with respect to the Participant, “Good Reason” shall have the meaning defined in such agreement.

6. FORFEITURE. Upon the Participant’s termination of employment with the Corporation and its Subsidiaries for any reason prior to the Normal Vesting Date, any PSUs that do not become earned and vested in accordance with the terms of this Agreement (including Sections 4 and 5 hereof) shall be immediately canceled and forfeited for no consideration as of the Participant’s termination of employment. Any PSUs that are outstanding but do not become earned and vested on the Normal Vesting Date in accordance with the terms of this Agreement shall be cancelled and forfeited for no consideration as of the Normal Vesting Date. Notwithstanding anything to the contrary contained herein, the Committee may, in its Discretion, accelerate the Determination Date and vesting of all or a portion of the PSUs subject to this Award as of or prior to any cancellation or forfeiture thereof.

7. SETTLEMENT OF PSUS. Subject to the withholding tax provisions of Section 11 hereof and Section 15(h) of the Plan, within 45 days after the date upon which an PSU becomes earned and vested in accordance with the terms of this Agreement, the Corporation shall issue or transfer to the Participant stock certificates or, if applicable, book-entry registration, one share of Common Stock per each vested PSU; provided, however, if PSUs vest in accordance with Section 5 hereof, the Corporation (or a successor thereto) shall issue or transfer to the Participant such shares of Common Stock or common stock of the successor having approximately equivalent value (and references herein to Common Stock issued on vesting shall include such successor common stock, if applicable), or the cash equivalent of such shares of Common Stock or common stock if neither security is listed on a U.S. national securities exchange (including Nasdaq or the New York Stock Exchange).

8. RIGHTS AS SHAREHOLDER. Until and if shares of Common Stock are issued in settlement of vested PSUs, the Participant shall not have any rights of a shareholder (including voting and dividend rights) in respect of the Common Stock underlying the PSUs; provided, however, the Committee, in its Discretion, shall pay unvested PSUs with dividend or distribution equivalents equal to the amount of dividends and distributions, if any, that are paid on that number of shares with respect to the PSUs granted hereunder, in accordance with Section 15(g)(iv) of the Plan and any other conditions, limitations and other restrictions determined by the Committee.

9. ADJUSTMENTS.

(a) In the event of any stock dividend, stock split, recapitalization, merger, consolidation, split up, spin-off, combinations, exchange of shares or reorganization of or by the Corporation affecting this Award, the rights of the Participant will be adjusted as provided in Section 5(e) of the Plan.

(b) Notwithstanding the achievement of performance goals underlying the PSUs, all PSUs are subject to reduction or elimination by the Committee prior to settlement if such performance goals are achieved in ways that are considered not in the best interests of the Corporation’s shareholders or not authorized by the Board or management.

10. NON-TRANSFERABILITY OF AWARD. Without the express written consent of the Committee, which may be withheld for any reason in its Discretion, neither the PSUs nor any interest in the PSUs may be assignable, alienable, saleable, pledged, hypothecated, encumbered or transferable by the Participant, except for a transfer by will or by the laws of descent and distribution as a result of the death of the Participant; provided that, unless approved by shareholders, in no event shall any Award be transferable for consideration. The terms of the Plan and this Agreement shall be binding upon the Participant’s executors, administrators, heirs, successors and assigns. Any attempt to transfer, assign, pledge, hypothecate or borrow against the PSUs in violation of this Section 10 in any manner shall be null and void and without legal force or effect.

11. WITHHOLDING OBLIGATIONS. The Participant shall be responsible for all taxes required by law to be withheld by the Corporation or a Subsidiary in respect of the grant, vesting or settlement of the PSUs, and the Corporation may make any arrangements it deems appropriate to ensure payment of any such tax by the Participant. The Committee may, in its Discretion, permit the Participant to satisfy such withholding obligations in accordance with Section 18(a) of the Plan.

12. THE PLAN; AMENDMENT. This Award is subject in all respects to the terms, conditions, limitations and definitions contained in the Plan, which is incorporated herein by reference. In the event of any discrepancy or inconsistency between this Agreement and the Plan, the terms and conditions of the Plan shall control. The Committee shall have the right, in its Discretion, to modify or amend this Agreement from time to time in accordance with and as provided in the Plan. This Agreement may also be modified or amended by a writing signed by both the Corporation and the Participant. The Corporation shall give written notice to the Participant of any such modification or amendment of this Agreement as soon as practicable after the adoption thereof.

13. RIGHTS OF PARTICIPANT; REGULATORY REQUIREMENTS. Without limiting the generality of any other provision of this Agreement or the Plan, Sections 13 and 14 of the Plan pertaining to the limitations on the Participant’s rights and certain regulatory requirements are hereby explicitly incorporated into this Agreement.

14. NOTICES. Notices hereunder shall be mailed or delivered to the Corporation at its principal place of business and shall be mailed or delivered to the Participant at the address on file with the Corporation or, in either case, at such other address as one party may subsequently furnish to the other party in writing.

15. GOVERNING LAW. This Agreement shall be legally binding and shall be governed, construed, and administered in accordance with and governed by the laws of the State of Michigan (regardless of the laws that might otherwise govern under applicable principles of choice of law or conflicts of laws of such jurisdiction or any other jurisdiction that would cause the application of the laws of any jurisdiction other than the State of Michigan).

16. DATA PRIVACY NOTICE. The Participant hereby acknowledges that the collection, use and transfer, in electronic or other form, of the Participant’s personal data as described in this Agreement and any other PSU grant materials by the Corporation (and its Subsidiaries) is necessary for the purpose of implementing, administering and managing the Participant’s participation in the Plan. The Participant authorizes, agrees and unambiguously consents to the transmission by the Corporation (and its Subsidiaries) of any personal data information related to this Award for legitimate business purposes (including, without limitation, the administration of the Plan). This authorization and consent is freely given by the Participant.

The Participant understands that the Corporation and its Subsidiaries may hold certain personal information about the Participant, including, but not limited to, the Participant’s name, home address and telephone number, email address, date of birth, social insurance, passport or other identification number (e.g., resident registration number), salary, nationality, job title, details of all PSUs or any other entitlement to shares of Common Stock awarded, canceled, exercised, vested, unvested or outstanding in the Participant’s favor (“Data”), for the purpose of implementing, administering and managing the Plan.

The Participant understands that Data will be transferred to Merrill Lynch, Pierce, Fenner & Smith Inc., and its related companies (“Merrill Lynch”) or any stock plan service provider as may be selected by the Corporation in the future, which is assisting the Corporation with the implementation, administration and management of the Plan. Participant understands that the recipients of the Data may be located in the United States or elsewhere, and that the recipients’ country of operation (e.g., the United States) may have different data privacy laws and protections than the

Participant’s country. The Participant understands that if he or she resides outside the United States, he or she may request a list with the names and addresses of any potential recipients of the Data by contacting his or her local human resources representative. The Corporation, Merrill Lynch, any other stock plan service provider selected by the Corporation and any other possible recipients that may assist the Corporation (presently or in the future) with implementing, administering and managing the Plan may receive, possess, use, retain and transfer the Data, in electronic or other form, for the sole purpose of implementing, administering and managing his or her participation in the Plan. The Participant understands that Data will be held only as long as is necessary to implement, administer and manage the Participant’s participation in the Plan plus any required period thereafter for purposes of complying with data retention policies and procedures. The Participant understands that based on where s/he resides, s/he may have additional rights with respect to personal data collected, used or transferred in connection with this Agreement or any other PSU grant materials by the Corporation (and its Subsidiaries), and the Participant may contact in writing his or her local human resources representative.

17. BINDING AGREEMENT; ASSIGNMENT. This Agreement shall inure to the benefit of, be binding upon, and be enforceable by the Corporation and its successors and assigns. The Participant shall not assign (except in accordance with Section 10 hereof) any part of this Agreement without the prior express written consent of the Corporation.

18. HEADINGS. The titles and headings of the various sections of this Agreement have been inserted for convenience of reference only and shall not be deemed to be a part of this Agreement.

19. COUNTERPARTS. This Agreement may be executed in one or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same instrument.

20. ACQUIRED RIGHTS. The Participant acknowledges and agrees that: (a) the Corporation may terminate or amend the Plan at any time; (b) the award of the PSUs made under this Agreement is completely independent of any other award or grant and is made in the Discretion of the Corporation; (c) no past grants or awards (including, without limitation, the PSUs awarded hereunder) give the Participant any right to any grants or awards in the future whatsoever; and (d) none of the benefits granted under this Agreement are part of the Participant’s ordinary salary or compensation, and shall not be considered as part of such salary or compensation in the event of or for purposes of determining the amount of or entitlement to severance, redundancy or resignation or benefits under any employee benefit plan.

21. RESTRICTIVE COVENANTS; COMPENSATION RECOVERY; OTHER POLICIES. By signing this Agreement, the Participant acknowledges and agrees that this Award or any Award previously granted to the Participant by the Corporation or a Subsidiary shall be subject to forfeiture as a result of the Participant’s violation of any agreement with the Corporation regarding non-competition, non-solicitation, confidentiality, inventions and/or other restrictive covenants (the “Restricted Covenant Agreements”). For avoidance of doubt, compensation recovery rights to shares of Common Stock (including such shares acquired under previously granted equity awards) shall extend to the proceeds realized by the Participant due to the sale or other transfer of such shares. The Participant’s prior execution of the Restricted Covenant Agreements was a material inducement for the Corporation’s grant of this Award.

By signing this Agreement, the Participant also acknowledges and agrees that any Award previously granted to the Participant by the Corporation (under this Plan or any other current or prior equity plan of the Corporation), including the Restricted Stock subject to this Award, and any amounts or benefits arising from such Awards, including but not limited to shares of Common Stock issued or cash paid pursuant to such Awards (including any dividends or distributions) or proceeds realized by the Participant (on a pre-tax basis) due to the sale or other transfer of shares of Common Stock issued pursuant to such Awards shall be subject to (i) any recoupment, clawback, equity holding, stock ownership or similar policies adopted and amended by the Corporation from time to time and (ii) recoupment, clawback, equity holding, stock ownership or similar requirements law, regulation or listing standards applicable to the Corporation from time to time. The remedies under such policy are in addition, and are in no way limiting, to the remedies of the recoupment provision set forth above.

22. CODE SECTION 409A. It is intended that this Award be exempt from or comply with Section 409A of the Code and this Agreement shall be interpreted and administered in a manner which effectuates such intent; provided, however, that in no event shall the Corporation or any Subsidiary be liable for any additional tax, interest or penalty imposed upon or other damage suffered by the Participant on account of this Award being subject to but not in compliance with Section 409A of the Code.

SIGNATURE PAGE FOLLOWS

GENTHERM INCORPORATED

By:

Name:

Title:

Dated:

THE PARTICIPANT ACKNOWLEDGES AND AGREES THAT NOTHING IN THIS PERFORMANCE STOCK UNIT AWARD AGREEMENT, NOR IN THE CORPORATION’S 2023 EQUITY INCENTIVE PLAN, AS AMENDED, WHICH IS INCORPORATED INTO THIS AGREEMENT BY REFERENCE, CONFERS ON THE PARTICIPANT ANY RIGHT WITH RESPECT TO CONTINUATION AS AN EMPLOYEE OF THE CORPORATION OR ANY PARENT OR ANY SUBSIDIARY OR AFFILIATE OF THE CORPORATION, NOR INTERFERES IN ANY WAY WITH THE PARTICIPANT’S RIGHT OR THE CORPORATION’S RIGHT TO TERMINATE THE PARTICIPANT’S EMPLOYMENT WITH THE CORPORATION OR ANY PARENT OR ANY SUBSIDIARY OR AFFILIATE OF THE CORPORATION AT ANY TIME, WITH OR WITHOUT CAUSE AND WITH OR WITHOUT PRIOR NOTICE.

BY ACCEPTING THIS AGREEMENT, THE PARTICIPANT ACKNOWLEDGES RECEIPT OF A COPY OF THE PLAN AND REPRESENTS THAT THE PARTICIPANT IS FAMILIAR WITH THE TERMS AND PROVISIONS OF THE PLAN. THE PARTICIPANT ACCEPTS THE PSUS SUBJECT TO ALL OF THE TERMS AND PROVISIONS OF THIS AGREEMENT. THE PARTICIPANT HAS REVIEWED THE PLAN AND THIS AGREEMENT IN THEIR ENTIRETY. THE PARTICIPANT AGREES TO ACCEPT AS BINDING, CONCLUSIVE AND FINAL ALL DECISIONS OR INTERPRETATIONS OF THE COMMITTEE UPON ANY QUESTIONS ARISING UNDER THE PLAN OR THIS AGREEMENT.

By:

Name:	[NAME OF THE PARTICIPANT]

Dated:

Exhibit A

Determination of Performance Goals and Earned PSUs